UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number 001-38790

CUSIP Number 644393100

(Check one):	☐	Form 10-K	☐	Form 20-F	☐	Form 11-K	☒	Form 10-Q	☐	Form 10-D	☐	Form N-CEN
	☐	Form N-CSR

For Period Ended:	September 30, 2026

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this Form shall be construed to imply that the Commission has veriﬁed any information contained herein.

If the notiﬁcation relates to a portion of the ﬁling checked above, identify the Item(s) to which the notiﬁcation relates:

PART I - REGISTRANT INFORMATION

New Fortress Energy Inc.
Full Name of Registrant

Former Name if Applicable

111 W. 19th Street, 8th Floor
Address of Principal Executive Office (Street and Number)

New York, New York 10011
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be ﬁled without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this Form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be ﬁled on or before the ﬁfteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be ﬁled on or before the ﬁfth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

New Fortress Energy Inc. (the “Company”) is working diligently and plans to file its Quarterly Report on Form 10-Q for the three months ended September 30, 2026 (the “Quarterly Report”) as soon as practicable. On September 11, 2026, the Company consummated the previously announced comprehensive restructuring of its principal funded debt obligations, including the related disposition of its Brazilian operations (the “Restructuring Transaction”), as reported in the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 11, 2026. Given the significance of the Restructuring Transaction, the Company requires additional time to complete its analysis and review of the accounting for the Restructuring Transaction, including the related valuations and internal controls related to the debt restructuring and the disposition of its Brazilian operations. As a result, the Company has determined that it is unable, without unreasonable effort or expense, to file its Quarterly Report within the prescribed time period. The Company intends to file the Quarterly Report within the five-day extension period.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notiﬁcation

Frederick W. Hundt	(516)	268-7400
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to ﬁle such report(s) been ﬁled? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any signiﬁcant change in results of operations from the corresponding period for the last ﬁscal year will be reﬂected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
The Company is still completing its financial statement close process for the Quarterly Report given the reasons noted in Part III above. Form 12b-25 requires that the Company disclose any significant changes during the three- and nine-month periods ended September 30, 2026 compared to the corresponding periods of 2025. Results for the three- and nine-month periods ended September 30, 2026 are expected to differ significantly from the corresponding periods of 2025, primarily as a result of the Restructuring Transaction.

Three months. Revenues increased compared to the third quarter of 2025, primarily due to higher operating revenue and contract novation income. The Company recorded net income under generally accepted accounting principles in the United States (“U.S. GAAP”), compared to a net loss in the third quarter of 2025. Gains recognized related to the restructuring and extinguishment of debt more than offset asset impairment charges and a loss from discontinued operations recognized during the third quarter of 2026.

Nine months. Revenues decreased compared to the first nine months of 2025, primarily due to the sale of the Jamaica business in May 2025 and lower cargo sales. The net loss under U.S. GAAP decreased, primarily due to the gain on the restructuring of debt and the absence of the 2025 goodwill impairment. These were partially offset by higher long-lived asset impairment charges and the absence of the 2025 gain on the sale of the Jamaica business.

For both periods, net loss attributable to common stockholders increased compared to the corresponding periods of 2025, primarily due to deemed dividends on the Company’s Series A Mandatorily Convertible Preferred Stock and the non-convertible, preferred equity interests issued by NFE FLNG 2 Parent LLC.

The Company cannot at this time provide a reasonable quantitative estimate of these changes because the accounting for the Restructuring Transaction, including the related valuations described in Part III, has not been finalized.

Cautionary Note Regarding Forward-Looking Statements

This Form 12b-25 contains certain statements and information that may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this Form 12b-25 (including, without limitation, statements regarding the anticipated timing of filing of the Quarterly Report and the Company’s expected results for the three and nine months ended September 30, 2026) other than historical information, are forward-looking statements that involve known and unknown risks and relate to future events, the Company’s future financial performance or the Company’s projected business results. You can identify these forward-looking statements by the use of forward-looking words such as “expects,” “may,” “will,” “approximately,” “predicts,” “intends,” “plans,” “estimates,” “anticipates,” or the negative version of those words or other comparable words. It is uncertain whether any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what impact they will have on the results of operations and financial condition or the stock prices of the Company. These forward-looking statements represent the Company’s expectations or beliefs concerning future events, and it is possible that the results described herein will not be achieved. These forward-looking statements are necessarily estimates based upon current information and are subject to risks, uncertainties and other factors, many of which are outside of the Company’s control, that could cause actual results to differ materially from the results discussed in the forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made, and, except as required by law, the Company does not undertake any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. New factors emerge from time to time, and it is not possible for the Company to predict all such factors. When considering these forward-looking statements, you should keep in mind the risk factors and other cautionary statements in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, quarterly and other reports filed with the Securities and Exchange Commission, which could cause its actual results to differ materially from those contained in any forward-looking statement. The Company undertakes no duty to update these forward-looking statements, even though its situation may change in the future.

New Fortress Energy Inc.
(Name of Registrant as Speciﬁed in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 10, 2026	By: /s/ Frederick W. Hundt
Frederick W. Hundt Interim Chief Financial Officer and Chief Accounting Officer

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